Exhibit 99.1

Baijiayun Receives Nasdaq Notification Regarding Late Filing of 2023 Annual Report

BEIJING, November 17, 2023 /PRNewswire/ – Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced that it received a notification letter dated November 16, 2023 (the “Notification Letter”) from Nasdaq Listing Qualifications (“Nasdaq”), stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended June 30, 2023 (the “2023 Annual Report”).

Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter, or until January 16, 2024, to submit a plan to regain compliance (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an exception until April 29, 2024 to regain compliance. If Nasdaq does not accept the Compliance Plan, the Company will have the opportunity to appeal that decision to a hearing panel under Nasdaq Listing Rule 5815(a).

The Notification Letter has no immediate effect on the listing of the Company’s Class A ordinary shares on Nasdaq. The Company is working diligently to file the 2023 Annual Report as soon as practicable. The Company expects either to file its 2023 Annual Report or submit the Compliance Plan within the prescribed 60-day period.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Company Contact:

Ms. Fangfei Liu

Chief Financial Officer, Baijiayun Group Ltd

Phone: +86 25 8222 1596

Email: liufangfei@baijiayun.com